

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2014

<u>Via E-mail</u>
David N. Shafer, Esq.
WNC & Associates, Inc.
17782 Sky Park Circle
Irvine, CA 92614

> Re: **WNC Housing Tax Credit Fund IV, L.P., Series 2**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed March 12, 2014**
> **File No. 005-49787**
>
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed March 12, 2014**
> **File No. 000-28370**

Dear Mr. Shafer:

We have reviewed your amended filings and corresponding response letter dated March 18, 2014 and have the following comments.

1. It continues to appear from your response to prior comment 1 that the March 2012 solicitation subject to Regulation 14A was undertaken in connection with a "Rule 13e-3 transaction," as defined in Rule 13e-3(a)(3). The March 2012 solicitation involved a solicitation of consents sought to authorize "The Plan of Liquidation and Dissolution" within the scope of Rule 13e-3(a)(3)(i)(C) given that the subject matter of the proposal involved a "similar corporate transaction of an issuer" for purposes of that rule provision. Soliciting approval of this plan therefore appears to have been undertaken with the purpose, or a reasonably likely effect, of initiating a process through which the Units would become eligible for deregistration under Section 12(g) of the Exchange Act. Please revise the disclosure to address the potential applicability of Rule 13e-3 to the March 2012 solicitation, or provide us with further legal analysis in support of the contention that the rule was inapplicable while taking into account the fact that applicability of the rule is not dependent upon whether the solicitation involves a transaction with an affiliate.

2. We will continue to evaluate your responses to prior comments 2, 3 and 4 after you provide the requested revisions to the disclosure.   In addition, please provide a ratio of earnings to fixed charges for the two most recent fiscal years and interim periods specified in Item 1010(a)(2) of Regulation M-A regardless of the fact the Partnership does not have "fixed charges." The disclosure required under Item 1010(a)(3) of

Regulation M-A simply instructs the filer to compute the ratio in accordance with Item 503 of Regulation S-K and is otherwise indifferent to the applicability of that provision.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.

Please contact Nicholas Panos, Senior Special Counsel, at (202) 551-3266 or me at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Paul G. Dannhauser, Esq.